February 10, 2012

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Terence O’ Brien
Branch Chief

Re:	Polypore International, Inc.
Form 10-K
Filed February 25, 2011
File No. 1-32266

Ladies and Gentlemen:

Polypore International, Inc. (the “Company” or “we”) hereby submits this response to the comments received from the Staff of the Securities and Exchange Commission (the “Commission”) with regard to our Annual Report on Form 10-K for the fiscal year ended January 1, 2011 and filed with the Commission on February 25, 2011. This letter is in response to the additional comments from the Staff received by letter dated January 31, 2012 (the “Comment Letter”).

For your convenience and reference, we repeat your comments below (using the numbering in the Comment Letter) and our responses follow.

Form 10-K for the year ended January 1, 2011

22. Segment Information, page 72

1.	We are unable to conclude that aggregation of the lead-acid and lithium operating segments is consistent with ASC 280-10-50-11. Specifically, it does not appear that the two operating segments have similar long-term financial performance. In this regard, we note the significant disparities in their current and historical operating results and that lithium is expected to continue to have a significantly higher sales growth rate than lead-acid, which is consistent with your plans to expand lithium production capacity. We also understand that the competitive factors you expect to impact lithium margins are not expected to have a similar impact on lead-acid margins. So, we continue to believe that each of your three operating segments constitutes a reportable segment. Beginning with your December 31, 2011, Form 10-K, please provide the information and disclosures pursuant to ASC 280-10-50 for each of these segments.

Company Response: The Company agrees to provide the requested disclosures.

11430 N. Community House Road

Charlotte, N.C. 28277

Securities and Exchange Commission

February 10, 2012

2.	We understand that you are considering presenting lead-acid and lithium segment profit measures that could differ substantially from the corresponding profit measures provided to, and used by, the CODM. Please note the guidance in ASC 280-10-50-27 regarding the objective of consistency between the profit measures provided to the CODM and the measures disclosed in your segment footnote. To the extent that costs are allocated to some segments but not others, ASC 280-10-50-29 prescribes the appropriate disclosures required, and which are not adjustments to the amounts used by the CODM. See the objectives and principles of segment reporting as described in ASC 280-10-10-1.

Company Response: The Company will disclose profitability measures that are consistent between segments and with the information provided to, and used by, the CODM.

3.	Revise MD&A to fully explain each segment’s operating results as required by Section 501.06.a of the FRC. Such disclosure should explain each segment’s sales variances within the context of changes in prices and volumes. See Item 303(a)(3)(iii) of Regulation S-K.

Company Response: The Company agrees to provide the requested disclosures.

Please feel free to call R. Douglas Harmon at Parker Poe Adams & Bernstein LLP ((704) 335-9020) or me ((704) 587-8447) if you have any questions or comments regarding the foregoing.

Sincerely yours,

/s/ Lynn Amos

Lynn Amos Chief Financial Officer

cc:	Jenn Do, Securities and Exchange Commission

Al Pavot, Securities and Exchange Commission

R. Douglas Harmon, Parker Poe Adams & Bernstein LLP